

13010398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549 SEC
Mail Processing
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III FEB 2 7 2013

Washington DC
402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-65784

REPORT FOR THE PERIOD BEGINNING __January 1, 2012__ AND ENDING ____December 31, 2012__
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vulcan Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Hornitos Road

OFFICIAL USE ONLY
FIRM ID NO.

　　　　　　　　　　　　　　　　　(No. and Street)

Catheys Valley	**CA**	**95306**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lettice　　　　　　　　　　　　　　　　　**415-433-9445**
　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

　　　　　　　　　　(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, **Alan Lettice**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Vulcan Securities, LLC** as of **December 31, 2012**, and are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

Subscribed and sworn to before me
this 21 day of Feb. 2013

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VULCAN SECURITIES, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2012



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Vulcan Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Vulcan Securities, LLC as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vulcan Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Other matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 20, 2013

VULCAN SECURITIES, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	15,003
Investment in mutual fund, at fair value		30,173
Commissions receivable		55,262
Total assets	**$**	**100,438**

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	27,986
Members' equity		72,452
Total liabilities and members' equity	**$**	**100,438**

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2012

Revenues

Commissions	$	998,766
Unrealized gain on investment in mutual fund		2,074
Interest income		1,860
Total revenues		1,002,700

Expenses

General and administrative	37,317
Insurance	36,204
Professional fees	23,137
Clearing fees	18,270
Travel	3,500
Total expenses	118,428
Net income	$ 884,272

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2012

Members' equity, beginning of year	$	116,610
Net income		884,272
Distributions to members		(928,430)
Members' equity, end of year	$	72,452

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:

Net income	$	884,272
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Unrealized gain on investment in mutual fund		(2,074)
Increase in commissions receivable		(21,083)
Increase in accounts payable and accrued expenses		7,133
Net cash provided by operating activities		868,248

Cash flows from financing activities:

Distributions to members		(928,430)
Net increase in cash		(60,182)
Cash, beginning of year		75,185
Cash, end of year	$	15,003

See Accompanying Notes to Financial Statements

1.   Business and Summary of Significant Accounting Policies

Business

Vulcan Securities, LLC (the "Company") is a California limited liability company formed in 2002. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, each member's liability is limited to amounts reflected in the member's capital account.

The Company is an introducing broker-dealer and operates under a clearing broker agreement with Wedbush Morgan ("Wedbush"). Wedbush serves as the custodian for the Company's customer accounts.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks which at times may exceed federally insured limits. Cash also consists of cash held by a clearing broker in a deposit account that is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Investment in Mutual Fund

At December 31, 2012, the Company owned 4,938.272 units of Vanguard High Yield Corporate Fund Investor Shares.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

1.   Business and Summary of Significant Accounting Policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 — inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 — are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The mutual fund investment is valued using the net asset value, the last reported sales price on the day of valuation, of shares held by the Company and is categorized as a Level 1 investment.

Revenue Recognition

Commission revenue and related clearing expenses are recorded on a trade date basis as reported by the clearing broker.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2008.

VULCAN SECURITIES, LLC
Notes to Financial Statements
December 31, 2012

1. **Business and Summary of Significant Accounting Policies (continued)**

   Use of Estimates

   The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. **Net Capital Requirements**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $36,839, which was $31,839 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.7597 to 1.

3. **Related Party Transactions**

   The Company operates from the home office of one of its principals, for which the Company does not pay any rent.

4. **Indemnification**

   The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

5. **Subsequent Events**

   Management evaluated subsequent events through February 20, 2013 the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

   During the period January 1, 2013 to February 20, 2013, the Company distributed $45,014 to the members.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>VULCAN SECURITIES, LLC</u>   as of   <u>December 31, 2012</u>

1. Total ownership equity from Statement of Financial Condition..		$ 72,452	3480
2. Deduct ownership equity not allowable for Net Capital...		( )	3490
3. Total ownership equity qualified for Net Capital..		72,452	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............			3520
B. Other (deductions) or allowable credits (List)..			3525
5. Total capital and allowable subordinated liabilities..		$ 72,452	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C).............................	31,087 3540		
B. Secured demand note delinquency..	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.	3600		
D. Other deductions and/or charges..	3610	(31,087)	3620
7. Other additions and/or allowable credits (List)..			3630
8. Net capital before haircuts on securities positions...		$ 41,365	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):			
A. Contractual securities commitments...	3660		
B. Subordinated securities borrowings..	3670		
C. Trading and investment securities:			
1. Exempted Securities..	3735		
2. Debt securities..	3733		
3. Options...	3730		
4. Other securities..	4,526 3734		
D. Undue Concentration...	3650		
E. Other (List)...	3736	(4,526)	3740
10. Net Capital..		$ 36,839	3750

OMIT PENNIES

6A:

    Non-allowable assets:
      Commissions receivable - 12b-1 Fees $31,087

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>VULCAN SECURITIES,LLC</u>   as of   <u>December 31, 2012</u>

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)..	$ 1,866	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)...	$ 31,839	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12...	$ 30,839	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition...	$ 27,986	3790

17. Add:

	A.	Drafts for immediate credit..	$	3800
	B.	Market value of securities borrowed for which no equivalent value is paid or credited...	$	3810
	C.	Other unrecorded amounts (List)...	$	3820	3830

19.	Total Aggregate indebtedness...	$	27,986	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10).......................................	%	75.97	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)...........................		0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)..		3880
24.	Net capital requirement (greater of line 22 or 23)..		3760
25.	Excess capital (line 10 or 24)...		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

VULCAN SECURITIES, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2012

The Company claims an exemption under Rule 15c3-3(k)(2)(i), and therefore is not subject to the reserve requirements of Rule 15c3-3.

VULCAN SECURITIES, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2012

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

VULCAN SECURITIES, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2012

1.   Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 36,839	$ 27,986	75.97%
Computation per Schedule I	36,839	27,986	75.97%
Differences	$ -	$ -	

2.   Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
Vulcan Securities, LLC

In planning and performing our audit of the financial statements of Vulcan Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 20, 2013



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the members of
Vulcan Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Stanford Investment Group, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding check payments, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for revenue from sale of mutual fund shares on customer security accounts and clearing fees paid to other SIPC members noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There were no overpayments applied to current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
February 20, 2013

New York | New Jersey | Pennsylvania | California | Cayman Islands

EisnerAmper is an independent member of PKF International Limited

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
065784   FINRA   DEC
VULCAN SECURITIES LLC      20*20
PO BOX 158
CATHEYS VALLEY CA 95306-0158
```

Note: If any of the information shown on the mailing label requires correction. please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATRICK LETTIICE
415-433-4445

2. A. General Assessment (item 2e from page 2) $ 34

  B. Less payment made with SIPC-6 filed (**exclude interest**) (6)

  Date Paid

  C. Less prior overpayment applied (—)

  D. Assessment balance due or (overpayment) 28

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

  F. Total assessment balance and interest due (or overpayment carried forward) $ 28

  G. PAID WITH THIS FORM:
  Check enclosed. payable to SIPC
  Total (must be same as F above) $ 28

  H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true. correct and complete.

VULCAN SECURITIES LLC
(Name of Corporation. Partnership or other organization)

(Authorized Signature)

PARTNER
(Title)

Dated the 31 day of JANUARY 20 13 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents (A)

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,002,699 (A)

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

Total additions   0

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   970,872 (C)

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   18,270 (B)

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii)   —

Total deductions   989,142

2c. SIPC Net Operating Revenues $ 13,557

2e. General Assessment @ .0025 $ 34

(to page 1, line 2.A.)

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